FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of February, 2003

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No: [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES
1. Translation into English
NOTICE REGARDING PREMIUMS WRITTEN AS OF THE END OF THE THIRD QUARTER FOR FISCAL YEAR ENDING MARCH 31, 2003

Information furnished on this form:

     1.     [Translation in English]

News Release

“Notice Regarding Premiums Written as of the End of the Third Quarter for Fiscal Year Ending March 31, 2003”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: March 10, 2003	By: /s/ Kazuhiko Yaguchi

Kazuhiko Yaguchi General Manager, Shareholder Relations & Legal Dept.

Special Note Regarding Forward-looking statements

     This document contains forward-looking statements that are based on the Company’s expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) continuation or intensification of the economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.

1.	[Translation in English]

February 12, 2003

To whom it may concern:

Name of the Company:	Mitsui Sumitomo Insurance Company, Limited (the “Company”)
Name of Representative:	Hiroyuki Uemura, President and Director (Securities Code No. 8752, the Company’s shares are listed on the First Section of the Tokyo Stock Exchange)
Any inquiry hereto should be made to:
Hiroyuki Takahashi, Assistant General Manager Financial Accounting, Accounting Dept. (Tel: 03-3297-6648) Takuya Yoda, Assistant General Manager Corporate Communications Dept. (Tel: 03-3297-6705)

NOTICE REGARDING PREMIUMS WRITTEN AS OF THE END OF
THE THIRD QUARTER FOR FISCAL YEAR ENDING MARCH 31, 2003

     The Company hereby notifies you of the premiums written as of the end of the third quarter for the fiscal year ending March 31, 2003 (from April 1, 2002 to December 31, 2002) as follows:

(All amounts are in millions of yen.)

	Direct Premiums Written

	(Including deposit premiums			(Excluding deposit premiums
	by policyholders)			by policyholders)

Items	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%
Fire Insurance	199,581	1.4	16.1	144,815	2.2	14.3
Hull Insurance	44,819	2.4	3.6	44,819	2.4	4.4
Personal Accident Insurance	264,047	-2.1	21.3	94,829	-2.1	9.4
Automobile Insurance	446,045	0.5	35.9	446,045	0.5	44.2
Compulsory Automobile Liability Insurance	144,725	20.4	11.7	144,725	20.4	14.3
Other	141,053	-3.1	11.4	135,409	0.2	13.4

Total	1,240,272	1.7	100.0	1,010,644	3.0	100.0

	Net Premiums Written

	(Including deposit premiums
	by policyholders)

Items	Amount	Increase	Ratio

		%	%
Fire Insurance	124,740	0.2	13.2
Hull Insurance	37,757	5.6	4.0
Personal Accident Insurance	94,037	-1.5	9.9
Automobile Insurance	443,915	0.4	47.0
Compulsory Automobile Liability Insurance	117,681	68.9	12.5
Other	127,068	-0.3	13.4

Total	945,200	5.6	100.0

#	902,429	0.5

#	The impact of the government’s abolition of ceded reinsurance of compulsory automobile liability insurance is excluded from the net premiums written.

(Note 1)	The premiums stated above are computed by the calculation basis during the fiscal year. Accordingly, such calculation basis is different from the calculation basis used for the figures made public at the settlement of accounts for the fiscal year, since the calculation basis for the premiums stated above includes premiums of insurance for which the insurance period has commenced after January 2003, among other factors.

(Note 2)	The premiums stated above are represented after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, is presented herein.
Accrued refundable premium as of the end of December 2002:
- ¥11,474 million

(Note 3)	The Company was formed through the merger between Mitsui Sumitomo Marine and Fire Insurance Company, Limited (“Mitsui Marine”) and The Sumitomo Marine and Fire Insurance Company, Limited (“Sumitomo Marine”) as of October 1, 2001. The increase rates stated above are, therefore, computed after the premiums written as of December 31, 2001 were calculated by accumulating figures of Mitsui Marine, Sumitomo Marine and the Company, respectively.

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